Exhibit 99.1

CUIT: 30-70496280-7

March 31, 2017

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing in order to inform you that the Board of Directors of Banco de Galicia y Buenos Aires S.A. (“the Bank”), a subsidiary of Grupo Financiero Galicia (the “Company”), has approved the offer to sell the Bank’s total stake in Tarjetas del Mar S.A. (“TDM”), which consists of 58.8% of the total shares of TDM, to Sociedad Anónima Importadora y Exportadora de la Patagonia (“SAIEP”). The offer was accepted on the date hereof.

Additionally, Compañía Financiera Argentina S.A. (“CFA”), another subsidiary of the Company, made an offer to sell its entire stake in TDM, which consists of 1.2% of the total shares of TDM, to Engineer Federico Braun.

The aggregate price for the sale of the Bank’s and CFA’s stake in TDM was USD $5,000,000. The Company believes that the sales will not have a significant impact on the Bank’s shareholders equity.

It is worth noting that SAIEP already owned 40% of the total shares of TDM. Therefore, the new capital structure, as a result of the transactions described above, would be as follows:

•	Sociedad Anónima Importadora y Exportadora de la Patagonia: 98.8%.

•	Engineer Federico Braun: 1.2%.

We also note that the transactions will be disclosed to the Comisión Nacional de Defensa de la Competencia (the Argentine Consumer Protection Agency) in accordance with the applicable rules in force.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com